UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AVAYA HOLDINGS CORP.
(Exact name of the registrant as specified in its charter)

Delaware	001-38289	26-1119726
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2605 Meridian Parkway, Suite 200 Durham, North Carolina		27713
(Address of principal executive offices)		(Zip code)
Shefali Shah
(212) 841-4990

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended____________.

Section 1 – Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report
Avaya Holdings Corp. (“Avaya” or the “Company”) prepared this Conflict Minerals Report (the “Report”) for the reporting period from January 1 to December 31, 2021. The Report provides the information required by the provisions of Rule 13(p) under the Securities Exchange Act of 1934 and the instructions to Form SD which require companies registered with the Securities and Exchange Commission (the “SEC”) to annually disclose the use of conflict minerals originating from the Democratic Republic of the Congo (the “DRC”) and adjoining countries (with the DRC, the “Covered Countries”) and not from recycled or scrap sources that are necessary to the functionality or production of a manufactured product. Conflict minerals are identified as columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives, or simply tantalum, tin, tungsten and gold (collectively, “Conflict Minerals” or “3TG”). Use of the terms “Avaya” or the “Company” in this Report refers to Avaya Holdings Corp., a Delaware corporation, and its consolidated subsidiaries taken as a whole, unless the context otherwise indicates. A copy of the Avaya Holdings Corp. Conflict Minerals Report for the reporting period January 1 to December 31, 2021 is filed as Exhibit 1.01 to this specialized disclosure report on Form SD and is also publicly available on Avaya’s website at https://www.avaya.com/en/about-avaya/corporate-responsibility.

Item 1.02.	Exhibits
 Conflict Minerals Report required by Item 1.01 is attached as Exhibit 1.01.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01.	Exhibits

1.01.	Conflict Minerals Report as required by Items 1.01 and 1.02.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AVAYA HOLDINGS CORP.
Date: May 25, 2022	By:	/s/ Shefali Shah
	Name:	Shefali Shah
	Title:	Executive Vice President and Chief Administrative Officer